Exhibit 99.1

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

EURONEXT LONDON

EURONEXT PARIS

August 28, 2017

Dear Sir / Madam,

Sub:	Update on proposal for Buyback of Equity Shares of the Company

This is further to our intimation dated August 19, 2017, with regard to the approval by the Board of Directors (“Board”) of Infosys Limited (the “Company”) to undertake a buyback of up to 113,043,478 equity shares of ₹ 5/- each (“Equity Shares”) aggregating up to 4.92% of fully paid-up equity share capital of the Company (the “Buyback”), at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty only) per Equity Share of the Company, on a proportionate basis through a tender offer pursuant to the Companies Act, 2013 and the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998 (“Buyback Regulations”).

In terms of the Buyback Regulations, under the tender offer route, the promoters have the option to participate in the Buyback. We would like to inform you that some of the members of the promoter and promoter group of the Company have communicated their intention to participate in the proposed Buyback.

The Buyback is subject to approval of the shareholders of the Company by means of a Special Resolution through a Postal Ballot. The public announcement setting out the process, timelines and other requisite details will be released in due course in accordance with the Buyback Regulations.

You are requested to take note of the same.

This announcement contains inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014.

Thanking you.

Yours sincerely,

For Infosys Limited

/s/ A.G.S. Manikantha

A.G.S. Manikantha

Company Secretary

Page 1 of 2	INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bangalore 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

Additional Information Pursuant to US Law

The Buyback for the outstanding Equity Shares of the Company described herein has not yet been approved by the Company’s shareholders and, accordingly, has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company’s Buyback or otherwise. If the Buyback is approved by the Company’s shareholders, any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.

Page 2 of 2	INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bangalore 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com